American Transmission Company LLC

Financial Statements for the Three and Nine Months Ended September 30, 2004 and 2003

American Transmission Company LLC

Table of Contents


Financial Statements....................................................    3-13

   Statements of Operations for the Three and Nine Months Ended
   September 30, 2004 and 2003 (Unaudited)..............................     3

   Statements  of Cash Flows for the Nine Months Ended
   September 30, 2004 and 2003 (Unaudited)..............................     4

   Balance Sheets as of September 30, 2004 (Unaudited) and
   December 31, 2003....................................................     5

   Statements of Changes in Members' Equity for the Nine Months Ended
   September 30, 2004 (Unaudited) and the Year Ended December 31, 2003..     6

   Notes to Financial Statements (Unaudited)............................    7-13

Management's Discussion and Analysis of Financial Condition and
Results of Operations...................................................   14-26

Qualitative Disclosures about Market Risks..............................    26


American Transmission Company LLC

Statements of Operations
For the Three and Nine Months Ended September 30, 2004 and 2003 (Unaudited)

(In Thousands)


                                                    Three Months Ended September 30,     Nine Months Ended September 30,
                                                         2004              2003              2004              2003
-------------------------------------------------------------------------------------------------------------------------
Operating Revenues
   Transmission Service Revenue                          $68,854           $56,453          $191,568          $162,497
   Other Operating Revenue                                   201               264               617               800
                                                   ----------------------------------  ----------------------------------
     Total Operating Revenues                             69,055            56,717           192,185           163,297

Operating Expenses
   Operations and Maintenance                             28,998            23,254            76,654            65,946
   Depreciation and Amortization                          11,882            10,297            34,623            30,090
   Taxes Other than Income                                 1,489             1,464             4,432             3,995
                                                   ----------------------------------  ----------------------------------
     Total Operating Expenses                             42,369            35,015           115,709           100,031
                                                   ----------------------------------  ----------------------------------

Operating Income                                          26,686            21,702            76,476            63,266

Other Income (Expense)
   Other Income (Expense), Net                                 -                (1)              160                99
   Allowance for Equity Funds Used During
   Construction                                              726               568             2,425             1,275
                                                   ----------------------------------  ----------------------------------
     Total Other Income (Expense)                            726               567             2,585             1,374
                                                   ----------------------------------  ----------------------------------

   Earnings Before Interest and Tax                       27,412            22,269            79,061            64,640


Interest Expense
   Interest Expense                                        8,118             6,862            24,120            19,854
   Allowance for Borrowed Funds Used During
   Construction                                             (533)             (465)           (1,859)           (1,027)
                                                   ----------------------------------  ----------------------------------
     Net Interest Expense                                  7,585             6,397            22,261            18,827
                                                   ----------------------------------  ----------------------------------

   Earnings Before Tax                                   $19,827           $15,872           $56,800           $45,813
                                                   ==================================  ==================================





The accompanying notes are an integral part of these financial statements.



American Transmission Company LLC

Statements of Cash Flows
For the Nine Months Ended September 30, 2004 and 2003 (Unaudited)

(In Thousands)
                                                                                 Nine Months Ended September 30,
                                                                                   2004                  2003
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Earnings Before Tax                                                            $56,800               $45,813
   Adjustments to Reconcile Earnings Before Tax to Net Cash Flows Provided
     by Operating Activities-
     Depreciation and Amortization                                                 34,623                30,090
     Bond Discount and Debt Issuance Cost Amortization                                402                   339
     Allowance for Equity Funds Used During Construction                           (1,859)               (1,275)
     Change in-
       Current Assets                                                              (5,027)               (2,579)
       Accounts Payable                                                             9,812                (7,028)
       Accrued Liabilities                                                         (3,733)               (7,859)
       Other                                                                        1,103                  (133)
                                                                            ----------------------------------------
         Total Adjustments                                                         35,321                16,713
                                                                            ----------------------------------------
         Net Cash Provided by Operating Activities                                 92,121                62,526


Cash Flows from Investing Activities
   Capital Expenditures for Property, Plant and Equipment                        (136,576)             (136,305)
   Allowance for Borrowed Funds Used During Construction                           (2,425)               (1,027)
                                                                            ----------------------------------------
     Net Cash Used in Investing Activities                                       (139,001)             (137,332)


Cash Flows from Financing Activities
   Distribution of Earnings to Members                                            (43,678)              (35,102)
   Issuance of Membership Units for Cash                                           60,252                14,355
   Redemption of Membership Units                                                     (53)               (1,076)
   Issuance of Short-term Debt, net                                                18,400                     -
   Issuance of Long-term Debt, net                                                      -                69,221
   Advances under Interconnection Agreements                                       15,856                18,885
   Repayments under Interconnection Agreements                                    (13,047)                    -
   Other                                                                                5                     -
                                                                            ----------------------------------------
     Net Cash Provided by Financing Activities                                     37,735                66,283


Net Change in Cash and Cash Equivalents                                            (9,145)               (8,523)

Cash and Cash Equivalents, Beginning of Period                                      9,165                14,830
                                                                            ----------------------------------------
Cash and Cash Equivalents, End of Period                                              $20                $6,307
                                                                            ========================================

Supplemental Disclosures of Cash Flows Information
   Cash Paid for-
     Interest                                                                    $$31,426               $24,407
   Significant Non-Cash Transactions-
     Issuance of Membership Units for Transmission Assets                            $121                $1,697


The accompanying notes are an integral part of these financial statements.


American Transmission Company LLC

Balance Sheets
As of September 30, 2004 (Unaudited) and December 31, 2003

(In Thousands)
                                                                                 (Unaudited)
                                                                                September 30,        December 31,
ASSETS                                                                               2004               2003
-------------------------------------------------------------------------------------------------------------------
Transmission and General Plant
   Property, Plant and Equipment                                                  $1,478,563         $1,354,377
   Less- Accumulated Depreciation                                                   (584,474)          (558,267)
                                                                              -------------------------------------
                                                                                     894,089            796,110
   Construction Work in Progress                                                     116,291            113,057
                                                                              -------------------------------------
     Net Transmission and General Plant                                            1,010,380            909,167


Current Assets
   Cash and Cash Equivalents                                                              20              9,165
   Accounts Receivable                                                                26,085             22,525
   Other Current Assets                                                                2,854              1,387
                                                                              -------------------------------------
     Total Current Assets                                                             28,959             33,077


Regulatory and Other Assets
  Regulatory Assets                                                                    6,276              8,512
  Other Assets                                                                        18,096              9,595
                                                                              -------------------------------------
        Total Regulatory and Other Assets                                             24,372             18,107

     Total Assets                                                                 $1,063,711           $960,351
                                                                              =====================================

MEMBERS' EQUITY AND LIABILITIES
-------------------------------------------------------------------------------------------------------------------
Capitalization
   Members' Equity                                                                  $506,135           $432,693
   Long-term Debt                                                                    448,393            448,215
                                                                              -------------------------------------
     Total Capitalization                                                            954,528            880,908


Current Liabilities
   Accounts Payable                                                                   33,105             21,821
   Accrued Liabilities                                                                25,241             28,974
  Short-term Debt                                                                     18,455                  -
  Current Portion of Advances Under Interconnection Agreements                        28,546             15,797
                                                                              -------------------------------------
     Total Current Liabilities                                                       105,347             66,592


Long-term Liabilities                                                                  3,836             12,851



Commitments and Contingencies (see Notes)                                                                     -

     Total Members' Equity and Liabilities                                        $1,063,711           $960,351
                                                                              =====================================

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members' Equity
For the Nine Months Ended September 30, 2004 (Unaudited) and the Year Ended December 31, 2003

 (In Thousands)

Members' Equity as of December 31, 2002                         $393,502

Membership Units Outstanding at December 31, 2002                 28,127
                                                             ==============


   Issuance of Membership Units                                  $25,413

   Redemption of Membership Units                                 (1,078)

   Earnings Before Tax                                            62,706

   Distribution of Earnings to Members                           (47,850)
                                                             --------------

Members' Equity as of December 31, 2003                         $432,693
                                                             ==============

Membership Units Outstanding at December 31, 2003                 30,319
                                                             ==============



     Issuance of Membership Units                                $60,373

     Redemption of Membership Units                                  (53)

     Earnings Before Tax                                          56,800

     Distribution of Earnings to Members                         (43,678)
                                                             --------------

Members' Equity as of September 30, 2004                        $506,135
                                                             ==============

Membership Units Outstanding at September 30, 2004                35,576
                                                             ==============



The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements (Unaudited)
September 30, 2004



The accompanying financial statements have been prepared by American Transmission Company LLC (the "Company") without audit (except for the balance sheet information as of December 31, 2003). Accordingly, they reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company's management believes that it has made all normal, recurring adjustments needed to present the financial statements fairly and that the disclosures provided are adequate such that the information presented is not misleading.

Due to the seasonal nature of the Company's capital expenditure program, the timing of when major assets are placed in service and their effect on the revenue requirement calculation for the period, the Company's results for the period are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

These financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2003.


1) Income Taxes
   ------------

Income tax liabilities are the responsibility of the Company's members (except certain tax exempt members) and are not reflected in these financial statements. However, the Company is allowed to recover in rates, as a component of its cost of service, the amount of income taxes that are the responsibility of its members. Accordingly, the Company includes a provision for its members' federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by its members in its regulatory financial reports and rate filings.

In July 2004, the U.S. Court of Appeals issued an opinion in a FERC rate proceeding involving an oil pipeline company. The case involved complaints filed by its customers regarding several issues related to the pipeline's tariff, including the recovery of income taxes as a component of the pipeline's cost of service. The pipeline was formed as a non-taxable limited partnership. In its cost of service, FERC had allowed the pipeline to recover the income taxes paid by the partnership's corporate owners on their respective shares of partnership earnings. The Court found that FERC had not provided a compelling argument to justify including in the pipeline's cost of service the taxes paid by its owners. The Court vacated that portion of the FERC opinion and order which allowed the recovery of income taxes in the pipeline's rates and remanded it to FERC for further consideration. The Company is monitoring developments in this case closely.

At this time, the Company is not able to determine whether and to what extent this case might impact collection of income taxes through its revenue requirement. For the nine months ended September 30, 2004 and 2003, the Company included $18.8 million and $15.4 million, respectively, for income taxes in its revenue requirement.

The Internal Revenue Service recently completed an examination of the Company's 2001 federal income tax return. This was the Company's first tax examination since it commenced operations. No adjustments were identified in this examination that would have a material impact on the Company's past or future revenues or earnings.


(2)  Short-term Debt
     ---------------

On May 24, 2004, the Company replaced its $75 million 364-day backup line of credit with a $125 million three-year revolving credit facility. The Company may request that the aggregate commitment be increased to $200 million either by having one or more existing lenders increase their commitment or by adding additional lenders. The revolving credit facility provides backup liquidity to the Company's $100 million commercial paper program. Interest rates on outstanding borrowings under the revolving credit facility are based on a floating rate plus a margin. The applicable margin is based on the Company's debt rating from Moody's and S&P and ranges from 0.35% to 1.25%. As of September 30, 2004, the Company had $18.4 million of commercial paper outstanding.

The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, certain financial ratios and requires certain financial reporting. The revolving credit facility provides for certain customary events of default.


(3)  Regulatory Proceedings
     ----------------------

The Company's Federal Energy Regulatory Commission ("FERC")-approved rates include a true-up provision. Under the true-up mechanism, the Company was authorized to include an under-collection of approximately $5.4 million from 2001, plus interest, in its billings in 2003. During 2002, the Company over-collected approximately $4.6 million. Under the terms of the tariff, this amount would ordinarily have been refunded, with interest, to customers in 2004; however, the Company filed an application with FERC on December 31, 2002, to allow the Company to accelerate this refund by one year and net it against the 2001 under-collection, thereby reducing rate volatility for its customers. FERC granted its approval on March 6, 2003, and the Company collected the net true-up of $0.8 million in its monthly billings in 2003.

Under the true-up mechanism, the Company under-collected approximately $2.5 million during 2003. This amount, plus interest, will be recovered during 2005 through the Company's monthly billings.

During the first nine months of 2004, the Company recorded approximately $7.7 million as deferred revenue. Based on its current forecast for the remainder of the year, the Company anticipates it may have an over-collection and revenue deferral at year-end.

On October 30, 2003, the Company filed an application with FERC seeking authorization to make the following modifications to its rate formula in Attachment O of the Midwest Independent Transmission System Operator, Inc. ("MISO") Open Access Transmission Tariff:

     a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

     b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs are otherwise capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the assets.

     c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO
          transmission   owners  and  adopt  a  50%  debt,  50%  equity  capital
          structure.

The Company requested these changes to its rate formula as an alternative to other financial incentives that had been proposed by FERC.

On December 29, 2003, FERC issued an order that conditionally accepted for filing and nominally suspended the Company's proposed modifications, to become effective January 1, 2004, subject to refund. The order also established hearing and settlement procedures. Based on concerns raised by intervenors in the case, several issues were set for hearing, including the proposed capital structure and the rate impact of expensing preliminary survey and investigation costs for certain transmission projects.

The Company filed a settlement agreement, that was approved by FERC on May 6, 2004, that resolved all issues set for hearing in the December 29th order. The settlement agreement allows the Company to include Construction Work in Progress in rate base, to expense preliminary survey and investigation costs if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process), and to adopt a 50% debt, 50% equity capital structure. The Company agreed to maintain the 12.20% return on equity and agreed to refund the difference between the 12.38% approved in the December 29th order and the 12.20% in the settlement agreement for the period between January 1, 2004 and the settlement agreement date approved by FERC. This refund, which will be approximately $.4 million, will be included in the Company's true-up calculation for 2004. In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other MISO transmission owners ("the MISO ROE"). The methodology used by FERC in determining the current MISO ROE has been challenged by several intervening parties. Appeals were taken to District of Columbia Circuit Court of Appeals by the MISO Transmission Owners. The FERC requested remand of appeals. The appeals have been remanded to the FERC for further consideration and resolution is expected in late 2004 or early 2005. The settlement agreement reached in the Company's rate filing provides that, to the extent that there is a reduction of the MISO ROE below the current 12.38%, the Company will be obligated to refund an additional amount, retroactive to January 1, 2004, equal to 50% of the difference between the 12.20% return on equity and 18 basis points below the reduced MISO ROE, subject to a limit of $2 million. The Company cannot predict whether or not such reduction in the return on equity and associated refund will occur.

(4)  Arrowhead to Weston Line Project
     --------------------------------

The Arrowhead to Weston Line Project ("Project") is a transmission line construction project originally sponsored by Wisconsin Public Service Corporation ("WPSC") and Minnesota Power, Inc. ("Minnesota Power") under which a new high voltage 345kv electric transmission line would be built from the vicinity of Duluth, Minnesota to the vicinity of Wausau, Wisconsin. The Project was approved, at an estimated total cost of $420 million, by the Public Service Commission of Wisconsin ("PSCW ") on December 19, 2003.

In addition to the PSCW approval, the Project requires permits from the Wisconsin Department of Natural Resources, the National Park Service and the Army Corps of Engineers. Permission is also required from several county governments for the line to cross their property. The Company has begun to acquire the necessary real estate easements and plans to begin construction on the Wisconsin portion of the line in early 2005. No additional approvals to begin construction for the Minnesota portion of the line are required and construction began in February 2004.

The Company acquired the current Project assets from WPSC at WPSC's cost of $20 million on June 13, 2003. WPSC will continue its role as the construction contractor on the Wisconsin portion of the Project; however, the Company has assumed primary project management responsibility and will acquire the Project facilities from WPSC, at WPSC's cost, on an as-constructed basis.

On July 29, 2004, the Company reached an agreement with Minnesota Power to acquire its interest in the Minnesota portion of the Project. The Company will assume approximately $2.6 million of project costs incurred by Minnesota Power before the agreement, assume primary project management responsibility and acquire the Project facilities, at Minnesota Power's cost, on an as-constructed basis. Minnesota Power will continue its role as construction contractor. The agreement requires Minnesota Power to obtain approval from the Minnesota Public Utility Commission in order to transfer ownership to the Company.

As of September 30, 2004, the Company has accumulated approximately $49.5 million of costs associated with the Project, including the $20 million acquired from WPSC. To the extent the appropriate regulatory approvals related to the Project are obtained and the transmission line is constructed and placed in service, these costs, as well as the $2.6 million from Minnesota Power, will be included in the Company's rate base or otherwise recovered in rates. In the event the line is not approved or not constructed, the Company would seek recovery of all costs it has incurred related to the Project, including costs assumed from WPSC and Minnesota Power. If recovery is not permitted, such costs will be charged to expense.


(5)  Interconnection Agreements
     --------------------------

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company's service territory. During construction, the generators will construct the interconnection facilities, or finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The current estimate of the Company's commitment under these agreements, if the generation plants become operational, is approximately $176 million with the expected completion dates ranging from 2005 to 2012. In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company's transmission system are required depends on the state of the transmission system at the time the transmission service is required.

On July 23, 2003, FERC issued Order 2003, which adopted new rules relating to generator interconnections. While the rules incorporate a number of changes to interconnection procedures and standardize the interconnection agreements, with some regional transmission organization flexibility, the rules preserve the responsibility of generators to pay the costs associated with interconnecting any generator to the Company's system, with the right to be reimbursed either in cash or through transmission service credits. Under certain circumstances, the rules increase the generators' responsibility to fund a greater range of transmission improvement costs, depending on the type of interconnection service the generators request. The Company believes that any such costs borne by the Company to upgrade or add to the transmission system to fulfill transmission service requests will be recovered in future rates.

(6)  Potential Adverse Legal Proceedings
     -----------------------------------

The Company may, in the future, become party to lawsuits, including certain suits that may involve claims for which it may not have sufficient insurance coverage. Such litigation could include suppliers and purchasers of energy transmitted by the Company and others with whom the Company conducts business. This liability exposure is limited by FERC-approved provisions in MISO's tariff that limit potential damages, for which the Company could be held liable for interruption of service, to only direct damages.

(7)  MISO Point-to-Point Revenue Dispute
     -----------------------------------

In December 2003, MISO notified the Company of a dispute filed by another transmission owner regarding the distribution of revenues for certain point-to-point transactions during 2002 and 2003. MISO had originally distributed 100% of the revenue, in the amount of $8.7 million, related to these transactions to the Company, but now asserts that the Company should only have received a portion of the revenue, in the amount of $2.3 million. MISO indicated it would be seeking return of the remaining $6.4 million. MISO, commencing December 1, 2003, started allocating revenues under its new methodology. The Company disagrees with MISO's determination and has formally disputed it. It was determined by the MISO dispute resolution committee that the MISO dispute process, involving mediation, was not expected to yield a resolution to the matter, so the Company pursued arbitration. The arbitration proceeding began in July 2004 and is expected to be completed by the first quarter of 2005. The Company cannot predict how much, if any, of the disputed amount it will ultimately have to refund to MISO; accordingly, no reserve has been recorded in the Company's financial statements at this time. Any amount that the Company would refund to MISO would reduce the revenue credits for point-to-point receipts in the Company's revenue requirement calculation and should be recovered as part of the revenue true-up for the year in which such refund is made. As such, the Company does not expect this matter to materially impact its results of operations.

(8)  Arpin Agreement Dispute
     -----------------------

The Arpin Substation Benefit Area Joint Operating, Planning and Cost Sharing Agreement ("the Agreement"), was entered into by Northern States Power Company ("NSP"), Marshfield Electric & Water Department ("MEWD"), Wisconsin Public Service Corporation ("WPSC"), Wisconsin Power & Light Company ("WPL") and Wisconsin Electric Power Company ("WE") in 1988. The Agreement provided for an annual payment of $295,000 from WPL to NSP for use of a 345kv transmission line owned by NSP. This annual payment was shared by WPL, WPSC and MEWD based on distribution load of the entities in the Arpin area. At the time the Company was formed, WPL transferred the Arpin substation to the Company and attempted to assign the Agreement to the Company. Accordingly, WPL has taken the position that the Company should now be responsible for the $295,000 annual payment. Total charges, including interest, for the period 2001 to 2004 would be approximately $1.2 million. The Company disputes the validity of the assignment of the Agreement, as the Agreement requires the written consent of all parties for any assignment, and such consent was never obtained. In addition, the Agreement requires the parties to renegotiate the $295,000 annual payment after ten years (1997). If the parties cannot agree on a new amount, the matter goes to arbitration, with the arbitrator expressly given authority to reestablish the payment back to the ten-year point. The arbitrator is required to take current FERC policy into account in its decision. The Company believes current FERC policy likely would not allow the $295,000 fee. Certain of the parties to the Agreement have indicated they are considering initiating price renegotiation. XCEL has initiated arbitration proceedings consistent with the Agreement. ATC has taken the position that it is not a proper Party to the arbitration since it is not a Party to the Agreement. ATC has taken the further position that any dispute between it and WP&L over the assignability of the Agreement responsibilities must be resolved pursuant to the dispute resolution process established under the ATC Operating Agreement and applicable to the Asset Contribution Agreement. The Parties are attempting to mediate the various issues presented. The Company does not believe that it will ultimately be responsible for the annual payments under the Agreement and has not recorded a liability in its financial statements for any amounts related to the Agreement. In the event the arbitration outcome is negative, the Company would recover any amounts paid to NSP through its revenue requirement true-up.

(9)  New Accounting Pronouncements
     -----------------------------

In December 2003, the FASB issued SFAS No. 132," Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans and other postretirement benefit plans to present more information about the economic resources and obligations of such plans. The statement is effective for non-public companies for fiscal years ending after June 15, 2004. The Company will adopt this statement as of the effective date. The Company does not anticipate the statement will have a material effect on the Company's financial position or results of operations.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit program under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

During the second quarter of 2004, the FASB issued FASB Staff Position (FSP) SFAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.

The Company has determined that a substantial part of the post-retirement health care plan is actuarially equivalent to the Medicare Prescription Drug Plan. The Company anticipates being eligible for the subsidy available from Medicare.

The estimated reduction in the Company's accumulated project benefit obligation resulting from the act is $0.6 million.

The effects of the Act are reflected in the financial statements with a pre-tax reduction of other post-retirement expense of $70,000. The annual pre-tax reduction in SFAS 106 expense is expected to total $94,000. The assumptions used to develop the reductions include those used in the determination of the annual SFAS 106 expense and also includes expectations of how the federal program will operate. There are no written regulations that provide detail regarding the operation of the subsidy program. It is expected that final regulations will be published in early 2005.

American Transmission Company LLC

Management's Discussion and Analysis of Financial Condition and Results of Operations


General
-------

The following discussion provides information that management believes is relevant to an assessment and understanding of American Transmission Company LLC's ("the Company") results of operations and financial position. This discussion should be read in conjunction with the financial statements and notes to financial statements.

The Company was organized as a Wisconsin limited liability company on June 12, 2000 and began operations on January 1, 2001. The Company's purpose is to plan, construct, operate and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale, electric energy market. The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. ("MISO"), in parts of Wisconsin, Illinois and the Upper Peninsula of Michigan.

The Company is managed by a corporate manager, ATC Management Inc. ("Management Inc."). The Company and Management Inc. have common ownership and operate as a single functional unit. All employees who serve the Company are employees of Management Inc. The expenses of Management Inc. are paid by the Company.


Critical Accounting Policies
----------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Because of the inherent uncertainty in the nature of the matters where estimates are used, actual amounts could differ from estimated amounts. The following accounting policies represent those that management believes are particularly important to the financial statements and require the use of judgment in estimating matters that are inherently uncertain.


Revenues
--------

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the MISO open-access transmission tariff regulated by the Federal Energy Regulatory Commission ("FERC"). The Company charges for these services under FERC-approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company's revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system. The Company does not take ownership of the electricity that it transmits. Revenue is recognized based on the amounts billable under the tariff for services provided during the reporting period (see "Rate Determination and Revenue Recognition" below). Based on a true-up provision in the approved rates, the Company accrues or defers revenues to the extent that the actual revenue requirement, as calculated under the rate formula, for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period.


The revenue requirement for each year represents the total amount that the Company is entitled to collect from all revenue sources. The Company's revenues are divided into the following categories:

Network  Service  Revenue  relates  to  charges  paid by the  Company's  network customers to reserve  transmission  capacity on the Company's system. The annual network  revenue  requirement  is  divided  among all of the  Company's  network customers  based on their  historic  usage of the  system,  known as load  ratio share.  The  charges  for an  individual  customer  are  billed in even  monthly installments  during the year and are not dependent upon actual usage. Thus, the
Company's   network   service   revenue  during  a  given  year,   which  covers
approximately 90% of the Company's total revenue requirement, will not vary once the revenue requirement and rates are determined for each year. In the event new customers  join the Company's  network during the year, the load ratio share and monthly charges of each customer are adjusted prospectively.

Point-to-Point  Revenue  relates to charges for delivering  energy from specific points on the  Company's  transmission  system to other  specific  points on the
Company's transmission system. All point-to-point  transactions are administered and billed by MISO;  the  Company  receives a portion of the  revenue  from each transaction based on the MISO revenue allocation methodology. The point-to-point service  revenue  that the Company will realize each year depends on the length, duration  and  other  terms of the firm  contracts  MISO has for  point-to-point service  and  the  volumes  of  electricity  transmitted  as  non-firm  service.
Variations  in  point-to-point  service  revenues  do not affect  the  Company's results of operations,  however,  because under the true-up mechanism  described
above,  any  over-  or   under-collection  as  measured  against  the  Company's
point-to-point  service  revenue  projected in the current  revenue  requirement would be a component  of any true-up  adjustment  recorded  for network  service revenue.

Other Transmission Service Revenue consists of control area service revenue such as scheduling and re-dispatch services and recovery of start-up expenses.

Other Operating Revenue is derived from other transmission-related services provided to third parties, that are not provided under regulated tariffs, and rental of certain transmission and administrative property and equipment by third parties.

The Company's operating revenues consisted of:


                                                    Three Months Ended September 30,      Nine Months Ended September 30,
(In Thousands)                                          2004                 2003             2004                 2003
--------------------------------------------------------------------------------------------------------------------------
Network Service Revenue                              $58,525              $48,478         $167,327             $140,294
Point-to-Point Revenue                                 3,173                2,168            7,777                6,270
Other Transmission Service Revenue
      Scheduling, System Control and Dispatch          1,813                2,002            4,852                5,271
      Reliability Redispatch                           4,263                2,232            8,374                6,722
      Recovery of Start-up Costs                       1,073                1,183            3,219                3,548
      Other                                                7                  390               19                  392
                                                  ------------------------------------------------------------------------
            Transmission Service Revenue              68,854               56,453          191,568              162,497
      Other Operating Revenue                            201                  264              617                  800
                                                  ------------------------------------------------------------------------
            Total Operating Revenues                 $69,055              $56,717         $192,185             $163,297
                                                  ========================================================================


Regulatory Assets
-----------------

Regulatory assets represent costs that have been deferred to future periods when it is certain or probable that the regulator will allow future recovery of those costs through rates. The accounting for these regulatory assets is in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation".

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction, and the status of any pending or potential deregulation legislation. Regulatory assets related to the formula rate true-up are only recorded to the extent such amounts will be billed to customers within the next two years. If future recovery of regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.


Impairment of Long-lived Assets
-------------------------------

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying values. An impairment loss would be measured by the amount that an asset's carrying amount exceeds its fair value. As long as its assets continue to be recovered through the rate-making process, the Company believes that such impairment is unlikely.


Rate Determination and Revenue Recognition
------------------------------------------

The Company's transmission service revenue requirement is determined by a formula agreed to in the comprehensive settlement approved by FERC on November 7, 2001, and transferred to the MISO tariff effective February 1, 2002. The formula is designed to reimburse the Company for all reasonable operating and maintenance expenses, taxes other than income taxes and depreciation and amortization, and to provide a return on assets employed in the provision of transmission services. The Company's rate base consists of the original cost of assets in service reduced by accumulated depreciation and deferred taxes associated with these assets, a working capital allowance and any prepayments. The weighted average cost of capital, or return rate, applied to rate base is intended to cover the cost of any long-term debt financing and provide equity holders a return that is commensurate with the risk involved in their investment. From 2001 through September 30, 2004, the allowed rate of return on common equity has been 12.2%. A provision for taxes on the equity component of the return is also included in the rate formula. Although the Company, as a non-taxable limited liability company, does not pay income taxes itself, it is allowed to include in its revenue requirement an estimate of income taxes that are the responsibility of the Company's taxable members.

The U.S. Court of Appeals recently issued an opinion in a FERC rate proceeding involving an oil pipeline company that may impact the Company's ability to recover taxes in the revenue requirement in the future. The case involved complaints filed by its customers regarding several issues related to the pipeline's tariff, including the recovery of income taxes as a component of the pipeline's cost of service. The pipeline was formed as a non-taxable limited partnership. In its cost of service, FERC had allowed the pipeline to recover the income taxes paid by the partnership's corporate owners on their respective shares of partnership earnings. The Court found that FERC had not provided a compelling argument to justify including in the pipeline's cost of service the taxes paid by its owners. The Court vacated that portion of the FERC opinion and order, which allowed the recovery of income taxes in the pipeline's rates and remanded it to FERC for further consideration. The Company is monitoring developments in this case closely.

At this time, the Company is not able to determine whether and to what extent this case might impact collection of income taxes through its revenue requirement. For the nine months ended September 30, 2004 and 2003, the Company included $18.8 million and $15.4 million, respectively, for income taxes in its revenue requirement.

The 2001 settlement, as approved by FERC, established both the rate formula described above and the methodology to be used to calculate rates each year. This methodology uses a three-year cycle to project and true-up rates. Prior to the beginning of each calendar year, the Company prepares a forecast of operating, maintenance, depreciation and tax expenses, as well as the projected rate base resulting from planned construction and other capital expenditures for the upcoming year. From this forecast, the Company computes a projected revenue requirement and projected rates for the year. These rates are billed and collected from network and point-to-point transmission customers throughout the first year. During the second year, after filing annual financial reports with FERC, the Company recalculates the revenue requirement for the first year based on actual results. Any difference from the projected revenue requirement, including any differences in point-to-point revenues collected, is added to, or subtracted from, the revenue requirement and rates computed in the third year.

The true-up calculation for 2003 resulted in $2.5 million being recorded as accrued revenue in excess of amounts billed to customers. These amounts will be included in monthly billings in 2005. The true-up calculation for the year 2002 resulted in a refund of approximately $4.6 million due to customers. Per the original terms of the rate settlement, this refund would be repaid, with interest, in 2004; however, to promote greater rate stability, the Company filed an application with FERC on December 31, 2002 to allow the Company to accelerate repayment of the 2002 refund and offset it against the 2001 true-up billing of $5.4 million in 2003, thereby reducing rate volatility for its customers. FERC granted its approval on March 6, 2003 and the Company collected the net true-up of $0.8 million in its monthly billings during 2003.

During the first nine months of 2004, the Company recorded approximately $7.7 million billed to customers as deferred revenue. Based on its current forecast for the remainder of the year, the Company anticipates it may have an over-collection and revenue deferral at year-end.

On October 30, 2003, the Company filed an application with FERC seeking authorization to make the following modifications to its rate formula in Attachment O of the MISO Open Access Transmission Tariff:

a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs are otherwise capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the assets.

c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO transmission owners and adopt a 50% debt, 50% equity capital structure.

The Company requested these changes to its rate formula as an alternative to other financial incentives that had been proposed by FERC. On December 29, 2003, FERC issued an order that conditionally accepted for filing and nominally suspended the Company's proposed modifications, to become effective January 1, 2004, subject to refund. The order also established hearing and settlement judge procedures. Based on concerns raised by intervenors in the case, several issues were set for hearing, including the proposed capital structure and the rate impact of expensing preliminary survey and investigation costs for certain transmission projects.

The Company filed a settlement agreement, that was approved by FERC on May 6, 2004, that resolved all issues set for hearing in the December 29th order. The settlement agreement allows the Company to include Construction Work in Progress in rate base, to expense preliminary survey and investigation costs if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process), and to adopt a 50% debt, 50% equity capital structure. The Company agreed to maintain the 12.20% return on equity and agreed to refund the difference between the 12.38% approved in the December 29th order and the 12.20% in the settlement agreement for the period between January 1, 2004 and the settlement agreement date approved by FERC. This refund, which will be approximately $.4 million, will be included in the Company's true-up calculation for 2004. In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other MISO transmission owners ("the MISO ROE"). The methodology used by FERC in determining the current MISO ROE has been challenged by several intervening parties. The matter is currently pending before the District of Columbia Circuit Court of Appeals and is expected to be resolved in late 2004 or early 2005. The settlement agreement provides that, to the extent that this proceeding results in a reduction of the MISO ROE below the current 12.38%, the Company will be obligated to refund an additional amount, retroactive to January 1, 2004, equal to 50% of the difference between the 12.20% return on equity and 18 basis points below the reduced MISO ROE, subject to a limit of $2 million. The Company cannot predict whether or not such reduction in the return on equity and associated refund will occur.


The  revenue  requirement  calculations  for the  three  and nine  months  ended
September 30, 2004 and 2003 are:

                                                        Three Months Ended          Nine Months Ended
                                                           September 30,               September 30,
   (In Thousands)                                       2004          2003          2004          2003
                                                     ------------------------    ------------------------
   Return on Rate Base
      Average Rate Base, including Unamortized         $825,802      $686,855      $790,483      $670,854
      Start-up Costs
      Weighted Rate of Return                             9.72%         9.54%         9.72%         9.54%
                                                     ------------------------    ------------------------
      Return on Rate Base (annual)                       80,268        65,732        76,838        63,879
      Return on Rate Base (interim period)               20,067        16,433        57,628        47,909

      Provision for Members' Income Taxes                 6,619         5,269        18,848        15,357
                                                     ------------------------    ------------------------

        Total Return and Income Taxes                    26,686        21,702        76,476        63,266

   Expenses
      Operations and Maintenance                         28,998        23,254        76,654        65,946
      Depreciation and Amortization                      11,882        10,297        34,623        30,090
      Taxes Other than Income                             1,489         1,464         4,432         3,995
                                                     ------------------------    ------------------------
        Total Operating Expenses                         42,369        35,015       115,709       100,031
                                                     ------------------------    ------------------------


        Total Revenue Requirement                        69,055        56,717       192,185       163,297
        Less: Total Revenue Billed                       68,750        55,568       199,896       164,987
                                                     ------------------------    ------------------------
        Accrued/(Deferred) Revenue                         $305        $1,149      $(7,711)      $(1,690)
                                                     ========================    ========================


Results of Operations
---------------------

Earnings Overview
-----------------

The Company's earnings and operating income are driven by its rate formula, which defines the Company's revenue requirement and allows it to recover all operating expenses. The Company's earnings for the first nine months of 2004 were $56.8 million, an increase of 24% from earnings of $45.8 million during the same period in 2003. Operating income increased by $13.2 million during the first nine months of 2004 as compared to 2003. Offsetting the increase in operating income is a $3.4 million increase in net interest expense.


Revenues
--------

The Company's revenue requirement, which equals total operating revenues, for the first nine months of 2004 was $191.6 million, an increase of 18% from $162.5 million during the first nine months of 2003. This increase was due to an increase in the return earned on rate base of $9.7 million, an increase in the provision for members' income taxes of $3.5 million related to the increased return, and an increase in operating expenses of $15.7 million, all recoverable under the revenue requirement.

The Company's return on rate base for the first nine months of 2004 was $57.6 million, an increase of 20% from the return on rate of base of $47.9 for the first nine months of 2003. The increase was primarily due to additional assets being placed in service as part of the construction program during the remainder of 2003 and the first nine months of 2004. The return also increased due to a change in capital structure from the rate settlement, (see Rate Determination and Revenue Recognition above) resulting in an increase in the effective return on equity. Slightly offsetting the increase in the return on equity was a decrease in the debt component of the return due to the issuance of $100 million in senior notes during 2003. These notes had an interest rate that was lower than the previous average rate on outstanding debt.


Operating Expenses
------------------

Operating expenses were $115.7 million during the first nine months of 2004, an increase of 16% compared to $100.0 million during the first nine months of 2003. Operations and maintenance expense increased $10.7 million, due to an increase in staff and the Company's infrastructure and an increase in reliability redispatch costs. Depreciation and amortization expense for the first nine months of 2004 was $4.5 million higher than the same period in 2003 mainly due to additional assets placed in service throughout 2003 and the first nine months of 2004.

Other Income
------------

Other income was $1.2 million higher during the first nine months of 2004 as compared to the first nine months of 2003, mainly due to an increase in the allowance for equity funds used during construction driven by the Company's construction program.


Net Interest Expense
--------------------

Interest expense was $4.3 million higher during the first nine months of 2004, as compared with the same period in 2003, due to interest on additional long-term debt of $100 million issued during the second half of 2003. This increase was partially offset by a $.8 million increase in the allowance for borrowed funds used during construction.


Liquidity and Capital Resources
-------------------------------

Net cash provided by operating activities was $92.1 million during the first nine months of 2004 as compared to net cash provided of $62.5 million during the first nine months of 2003. The increase is primarily due to an increase in earnings before tax and to an increase in non-cash expenses, such as depreciation, offset by changes in the timing of the receipt of payments from customers and payments to vendors during the first nine months of 2003 as compared to the first nine months of 2004.

Net cash used in investing activities increased by $1.6 million during the first nine months of 2004 as compared with the first nine months of 2003. This is primarily due to an increase in the cash expended for the Company's construction program.

Net cash provided by financing activities was $37.7 million during the first nine months of 2004, compared with $66.3 million during the first nine months of 2003. The decrease is due to a $8.6 million increase in distributions to members, $13.0 million in repayments under interconnection agreements and a $3.0 million decrease in advances received under interconnection agreements. The Company issued $69.0 million in long-term debt during the first nine months of 2003. The Company issued no long-term debt in the first nine months of 2004, as it received $45.9 million more in cash from the issuance of additional membership units as part of a voluntary capital call to members (further described below) and issued $18.4 million of short-term debt.

These cash flows resulted in a decrease of $9.1 million in cash and cash equivalents during the first nine months of 2004, compared with a decrease of $8.5 million during the same period in 2003.


Capital Requirements and Liquidity
----------------------------------

Management believes that to provide adequate and reliable transmission service and to support access to competitive, wholesale energy markets without favoring any participant, it will be necessary to strengthen and expand the Company's transmission system to deliver electricity to customers in Wisconsin, Michigan and Illinois. Expansion will relieve transmission constraints, allow additional generation capacity to be connected to the system, enhance wholesale competition and permit entry by new competitors in electricity generation.

The Company has plans for approximately $260 million in new transmission construction projects and other capital spending in 2004, and anticipates total capital expenditures of approximately $2.8 billion over the years 2005 through 2014. These estimates are based on the Company's 2004 capital budget and ten year transmission planning and needs assessment, much of which remains subject to regulatory approval and continuing analysis of system needs. This estimate does not include additional acquisitions of transmission assets the Company might make. Approximately $27 million of the anticipated capital spending in 2004 is related to generation interconnection agreements and will be funded by the generators, as described in the notes to financial statements.

Based on the capital expenditure forecast of $2.8 billion over the period 2005 through 2014, management anticipates, under its new tariff, its credit ratings to remain investment grade with a substantial margin of safety. The rate formula modifications that the Company filed with FERC in the settlement agreement will generate increased cash flows through the accelerated recovery of preliminary survey and investigation costs in the current period and by allowing the Company to earn a current return on its investment in Construction Work in Progress for new transmission projects. If the Company cannot maintain its current credit rating, future financing costs could increase, future financing flexibility could be reduced, future access to capital could be difficult and future ability to finance capital expenditures demanded by the market could be impaired.

The ability to construct transmission assets is subject to the Company obtaining extensive regulatory approvals, including siting, from the Public Service Commission of Wisconsin ("PSCW") and other regulatory bodies. Management believes regulatory and siting issues pose the key risks to completing and placing transmission assets in service. Once approved, constructed and placed in service, the costs of transmission projects are expected to be included in the rate formula that determines the Company's revenue requirement; however, it is possible that some of the Company's capital projects will not be completed and placed in service. In such situations there is an additional risk, because while state regulatory bodies have jurisdiction over construction, FERC has jurisdiction over the Company's rates. While costs incurred by the Company for projects that are not completed are generally not significant, there is potential for higher costs to be incurred related to large projects, such as the Arrowhead to Weston project. MISO's tariff contains provisions under which such costs may potentially be recovered if the related project was included in MISO's Transmission Expansion Plan, required by MISO or otherwise approved by MISO. The Arrowhead to Weston Project is included in MISO's Transmission Expansion Plan. FERC, in a proceeding in which the Company was not involved, expressed doubt that this vehicle, the MISO tariff, could be used to recover costs for incomplete projects, however, the provision remains in the tariff. If recovery is not realized through the MISO tariff, the Company will seek recovery of such costs through its FERC regulated rate formula; however, there is no guarantee that such recovery will be allowed by FERC. If recovery is not realized through the MISO tariff, or recovered through rates, these costs would be charged to expense.

As part of the agreement to transfer the Arrowhead to Weston project to the Company, Wisconsin Public Service Corporation ("WPSC") committed to provide equity funding for 50% of the total cost of the project, up to $198 million. WPSC's contributions under this arrangement are made monthly based on actual project expenditures. In addition, certain of the Company's other members have the right, under the operating agreement, to contribute additional equity to maintain their ownership percentages as WPSC funds the Arrowhead to Weston project.

In the short run, management intends to finance construction with a combination of commercial paper offerings and private placement debt offerings having cash draw-down features that align with construction cash outflows. To the extent that the private placement debt market remains accessible to the Company at attractive rates and on attractive terms, management intends to finance the majority of its construction programs in this manner. Should access to this market become limited, the Company would exercise its option to expand back up lines of credit and issue commercial paper. The Company replaced its $75 million, 364-day backup line of credit with a $125 million three year revolving credit agreement. The revolving credit agreement can be expanded to $200 million at the Company's option. It is the Company's intention to increase the commercial paper program with the line of credit to the maximum of $200 million. As the commercial paper borrowing capacity is utilized, management would refinance outstanding commercial paper through long-term debt and/or equity issuances.

The timing and amount of the Company's construction requirements have a significant impact on the Company's liquidity and its cash requirements. To meet these requirements over the long-term, the Company plans to finance its capital expenditure program through the issuance of long-term debt, reinvested equity and, as necessary, additional equity infusions from current members, private equity investments and/or public equity offerings. In connection with these financing alternatives, management intends to maintain a debt to total capitalization ratio of 50% to 53% consistent with the maintenance of an "A" credit rating.

The Company has funded its construction program from the proceeds of its senior debt offerings over the past three years. During interim periods, when such funds have been depleted, the Company has accessed the commercial paper market to finance construction on a short-term basis until its next long-term debt offering. Continual access to the commercial paper and long-term debt markets will be necessary to fund the Company's construction plans.

To maintain its targeted debt to capitalization ratio, the Company issued a voluntary capital call for $68 million to its members in December 2003. The Company received installments of approximately $17 million in January, April, July and October of 2004. The participating members received additional membership units at the current book value per unit at the time of each installment. The majority of members have given a non-binding indication that they expect to continue to provide equity funding for forecasted equity needs during 2006 through 2009.


Management  cannot provide assurance that the Company will be able to secure the
additional  sources  of  financing  needed  to  fund  the  significant   capital
requirements  associated  with  the  Company's  transmission  system  expansions discussed  above.  In addition,  some  expenditures  may not result in assets on which the Company will earn a return,  as  discussed  above.  Historically,  the
Company has been required to finance the lag between when costs are incurred for planning and construction and when the assets are placed in service. Portions of such financing  costs for projects which began before December 31, 2003 continue to be capitalized as allowance for funds used during  construction and recovered through  rates as part of the total cost of the  associated  assets.  The tariff changes  discussed  above eliminate this financing lag in the future by allowing the  Company to recover  preliminary  survey  and  investigation  charges in the current period and to earn a current return on new projects in rate base.

The Company's operating agreement provides that the board of directors of its corporate manager, Management Inc., will determine the timing and amount of distributions to be made to the Company's members. In this agreement, the corporate manager also declared its intent, subject to certain restrictions, to distribute an amount equal to 80% of the Company's earnings before taxes. The
Company's operating agreement also provides that it may not pay, and no member is entitled to receive, any distribution that would generally cause the Company to be unable to pay its debts as they become due. Cash available for distribution for any period consists of cash from operations after provision for capital expenditures, debt service and reserves established by Management Inc.


Long-term Contractual Obligations and Commercial Commitments
------------------------------------------------------------

The Company's contractual obligations as of September 30, 2004, representing future cash obligations that are considered to be firm commitments, are as follows (in thousands).


                                                                  Payment Due Within                  Due After
----------------------------------------------------------------------------------------------------------------
                                                 Total        1 Year     2 - 3 Years       4 - 5       5 Years
                                                                                           Years
                                            --------------------------------------------------------------------
   Long-term Debt                             $  450,000     $     -       $     -       $      -     $450,000
   Interest Payments on Long-term Debt        $  483,567      31,675        63,350         63,350      325,192
   Interconnection Agreements                 $  175,991      40,159         5,605        126,862        3,365
   Operating Leases                           $    4,747       1,414         2,656            677            -
                                            --------------------------------------------------------------------
   Total Contractual Obligations              $1,114,305     $73,248       $71,611       $190,889     $778,557
                                            ====================================================================


Amounts shown for interconnection agreements represent both current expenditures for which the Company has received cash advances and the remaining forecasted expenditures for the project.

The Company currently contracts with several utility providers for certain operation and maintenance services (as further discussed below). The Company is obligated to pay each utility a minimum of 85% of the expenses previously incurred by the utility for such activities in a representative year. The Company met this obligation in 2003, 2002 and 2001 and management believes it will continue to meet this obligation in the future.

Related Party Transactions
--------------------------

The Company is operating under transitional services and operations and maintenance services agreements whereby the contributing utilities, municipalities and cooperatives are required to provide certain administrative, operational, maintenance and construction services to the Company at a fully allocated cost, including direct cost, overheads, depreciation and a return on assets employed in the services provided to the Company. The operations and maintenance agreements had an initial term ending December 31, 2003 unless extended, whereas the transitional services agreements are open-ended. Two of the contributing utilities signed new operations and maintenance agreements during the fourth quarter of 2003 extending those services through 2008. All other operations and maintenance agreements were automatically extended for an additional year. The Company is renegotiating several of these operations and maintenance agreements. In the event that the Company is not able to renew the agreements, the Company cannot guarantee that it will be able procure similar services at similar costs. The Company believes that the costs the Company must incur to provide transmission service will be recoverable in future rates. The terms of these agreements, including pricing, are subject to oversight by the PSCW and to some extent by the Illinois Commerce Commission.

The Company is managed by a corporate manager, Management Inc. The Company and Management Inc. have common ownership and operate as a single functional unit. Under the Company's operating agreement, Management Inc. has complete discretion over the business of the Company. Accordingly, Management Inc. provides all management services to the Company at cost. The Company itself has no employees. The Company's operating agreement also establishes that all expenses of Management Inc. are the responsibility of the Company. These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee expenses. All such expenses are recorded in the Company's accounts as if they were direct expenses of the Company.


Business and Operating Environment
----------------------------------

In accordance with Wisconsin statutes and FERC requirements, operational control of the Company's transmission system was transferred to MISO, a FERC-approved regional transmission organization (RTO), effective February 1, 2002.

As a requirement of the transfer of functional control to MISO, the obligation to provide transmission service to customers over the Company's system is provided under the MISO open-access transmission tariff. The Company will continue to file with FERC for approval of future changes to the formula and determination of cost of service elements that determines its revenue requirements (See "Rate Determination and Revenue Recognition" above).

MISO has operational control over the Company's system and has the authority to direct the manner in which the Company performs operations. The Company is also required to seek direction from MISO for certain operational actions the Company seeks to perform within its system. MISO is responsible for monitoring congestion, directing the associated operations to overcome congestion, approving transmission maintenance outages, as well as negotiating with generators on the timing of generator maintenance outages within the entire MISO system, including that portion representing the Company's system. The Company may be required to coordinate planning activities for new projects or system upgrades with MISO. Certain projects might require review by MISO before implementation.

The Company remains responsible for monitoring and physically operating its transmission system. The Company also remains responsible for the planning, design, construction and maintenance of its assets.

On July 31, 2002, FERC issued a Notice of Proposed Rulemaking ("NOPR") entitled "Remedying Undue Discrimination Through Open-Access Transmission Service and Standard Electricity Market Design" that may ultimately lead to a final rule and future orders that will likely make changes to the Company's current tariff and rates for service. Future orders may also modify the Company's functional responsibilities in areas such as expansion planning, performing facilities and system impact studies, building new facilities, reliability management, congestion management and regional coordination. Comments on the NOPR were due to FERC in mid-November 2002 and in mid-January 2003. FERC issued a white paper and appendix on April 28, 2003, that reflected extensive comments received from utilities, state regulatory agencies and other interested parties. The timing of the final rule is uncertain at this time. Additionally, there are components of proposed energy legislation before the U.S. Congress, which would prevent FERC from issuing any further orders related to Standard Market Design until 2005 or later.

The white paper and appendix contain provisions related to the allocation and characteristics of financial transmission rights ("FTRs"). The impact of these provisions on the Company is uncertain. The current tariff does not specify if revenue shortfalls associated with FTRs are subject to the true-up mechanism or if earnings are at risk due to the volatility of FTR revenues. On March 31, 2004, MISO re-filed a proposed Transmission and Energy Markets Tariff ("TEMT") for implementation of its market design, which included provisions that would protect transmission owners from shortfalls in revenue related to FTRs. MISO's revised proposal requested implementation of its market design in December 2004. In a subsequent order addressing the TEMT, FERC postponed the commencement of the MISO energy market until March 1, 2005. Due to the uncertainty of how the current true-up mechanism will be applied, the effort by FERC on standard market design could affect earnings and cash flows if adopted as proposed. At this time, the Company cannot predict whether the white paper and appendix will be promulgated as proposed. Future actions taken by Congress may also affect the timing and substantive content of Standard Market Design.

On March 19, 2004, FERC issued an order eliminating the Regional Through and Out Rates ("RTOR") for point-to-point transmission services between MISO and the PJM Interconnection, effective December 1, 2004. RTOR revenues are collected by MISO and distributed to its member transmission owners. The Company currently receives RTOR revenues from MISO, which serves as a reduction in the amount of the Company's revenue requirement that is borne by its network transmission customers. Due to the nature of the Company's revenue requirement formula, including the true-up mechanism described above, management does not expect the elimination of RTOR revenues to have a significant impact on the Company's results of operations. The Company expects that any revenue shortfall associated with the RTORs will be made up by the true-up mechanism.

As part of this Order, MISO and PJM have filed two alternative cost allocation methods with FERC that could change the parties from whom the Company collects its transmission revenue requirement. FERC can accept one of these cost allocation methods or direct MISO and PJM to implement a different cost allocation methodology designed by FERC. A decision by FERC is expected in mid-2005, with application retroactive to December 1, 2004. Currently, the Company collects the majority of its revenue from a small group of network customers. The cost allocation method adopted may cause the Company's revenue collection to be spread across a much larger number of entities. The credit worthiness of any new entities may increase the Company's risk of non-collection; however, the associated diversification of the Company's customer base may offset this risk. At this time, the Company cannot predict the overall impact of these changes on its risk profile.


Qualitative Disclosures about Market Risks
------------------------------------------

The Company manages its interest rate risk by limiting its variable rate exposure and continually monitoring the effects of market changes on interest rates. The Company's interest rate risk related to its debt is mitigated by the fact that its long-term debt rates are all fixed and both short-term and long-term debt costs are included as a component of its revenue requirement and AFUDC calculations.

The Company currently has a significant concentration of major customers; its five largest customers generate approximately 85% - 90% of its revenue on an ongoing basis. The Company closely monitors the business and credit risk associated with its major customers. These major customers are all investor-owned utilities that currently have investment grade debt ratings. As noted above, the Company's revenue concentration may change as a result of changes to the cost allocation methodology of MISO.